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                                                                    Exhibit 99.1

                                 (Company logo)

                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)


                           CLARIFICATION ANNOUNCEMENT
                           RE-DESIGNATION OF DIRECTOR


The board of directors (the "BOARD") of Guangshen Railway Company Limited (the "COMPANY") wishes to clarify that Mr Yang Jinzhong ("MR YANG"), who was a member of the 4th session of the Board, was re-designated from an executive director to a non-executive director of the Company on 15 August 2007 (the "RE-DESIGNATION") when he was appointed the Deputy General Manager of a subsidiary of Guangzhou Railway (Group) Company. Mr Yang ceased to be a director of the Company with the expiry of the 4th session of the Board on 26 June 2008.

Mr Yang, aged 57 as at the date of Re-designation, joined the Company in August 2000 and was a director and Chairman of the Trade Union of the Company. Mr Yang graduated from the Harbin Institute of Electrical Technology and is an engineer. He has more than 30 years of experience in the railway industry. He has served in various managerial positions in Wuhan Railway Sub-administration. From August 2000 to April 2005, Mr Yang served as the stationmaster of the Shenzhen North Railway Station, the manager of the Transportation Department of the Company and the stationmaster of the Shenzhen Railway Station. Since April 2005, he had been Chairman of the Trade Union of the Company; since March 2006, he had been vice secretary of the Party and Labor Committee and Chairman of the Trade Union of the Company.

As at the date of Re-designation, Mr Yang had no relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholders of the Company. Besides, Mr Yang had no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr Yang did not have any other directorship held in listed public companies in the last three years preceding the date of the Re-designation or in their members of the group of the companies. Mr Yang had a service contract with the Company and his term of service ended upon the expiry of the 4th session of the Board on 26 June 2008.

Save as disclosed above, there was no information to be disclosed pursuant to Rule 13.51(2)(h) to (w) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there was no other matter relating to the Re-designation that needed to be brought to the attention of the shareholders of the Company.



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                                                     By Order of the Board
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                        GUO XIANGDONG
                                                      Company Secretary

Shenzhen, the PRC, 17 July 2008


As at the date of this announcement, the Board of the Company consists of:

EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping
Liu Hai


NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Yu Zhiming


INDEPENDENT NON-EXECUTIVE DIRECTORS
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui